

2004 ANNUAL REPORT

ARS
P.E. 9-30-04

1975  *2005*

30th Anniversary

Pismo Coast Village, Inc.

165 S. Dolliver St., Pismo Beach, CA 93449

1-888-RV-BEACH

www.pismocoastvillage.com

rv@pismocoastvillage.com



TABLE OF CONTENTS

PRESIDENT'S ANNUAL REPORT

by Jerald Pettibone

My report to you this year again is on a very positive note. We experienced a very good year, occupancy was up, our revenues were strong, and we have the necessary capital to do our winter improvements and not create debt. Our general public use of the park pays our bills and lets us continue to improve PCV. Again, remember without our paying public guests we would not be able to enjoy PCV as we do, being shareholders.

We are happy to announce the Pismo Coast Village Memorial Scholarship Program has been formulated by Cal Poly - San Luis Obispo and Pismo Coast Village, and we expect to begin awarding scholarships in 2005.

Our staff continues their excellent work, and we owe them all a thank you; a truly great group.

Your Board of Directors continues their work, and the dedication they have for PCV is excellent. Any assignment or work required of them, as individuals or as committees, is done and done on time. We have much more stringent rules to live by now, especially the Audit Committee and the Nominating Committee. You will be asked to support some of these on your proxy card; the Board solicits your support.

Once more, thanks for your loyalty and support this past year. Your help makes the Board's job easier and keeps PCV the top notch place we all enjoy.

OFFICERS
BOARD OF DIRECTORS



President
Jerald Pettibone



xecutive Vice President
Glenn Hickman


PISMO COAST VILLAGE RV RESORT



Vice President - Secretary
Kurt Brittain



Vice President - Finance
Chief Financial Officer
Jack Williams



Vice President - Policy
Ronald Nunlist

DIRECTORS
BOARD OF DIRECTORS


Howard Allard


Louis Benedict


Nancy Brady


Harry Buchaklian


J. Russell Carlson


Douglas Eudaly


Ed Figueroa


PISMO COAST VILLAGE RV RESORT


William Fischer


Norman Gould


R. Elaine Harris


Terris Hughes


Gary Willems


Charles Zahka

MANAGEMENT STAFF



JAY JAMISON
General Manager/
Asst. Corp. Secretary

JAY JAMISON has served as General Manager since June 1997. He holds a B. S. degree in Agricultural Management from Cal Poly San Luis Obispo. Mr. Jamison was raised and worked on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and other resort amenities. The family business was sold in 1983. Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. The last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California from January 1995 to June 1997. He is active in the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999 has served as Chair. At the National Association of RV Parks and Campgrounds' Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, and in November 2003, was reelected to serve a third one-year term. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and in June 2003 was elected Treasurer. He was elected to serve as Second Vice Chair of the Chapter in June 2004.

CHARLES AMIAN has held the position of Operations/Guest Services Manager since June 1995. He began his career with PCV in June 1984 in the Maintenance Department, and has held various positions within the company, including Reservations Supervisor and Store Supervisor. He was elected Board President of the California Travel Parks Association at the 2001 annual convention and served two successful terms. Mr. Amian is currently serving as Past President, and has served ten years as a member of the CTPA Board of Directors. He is Vice-Chair of the California Recreation Political Action Committee (a committee formed to help protect, preserve, and further recreation interests in California), and is serving a seventh term as a trustee. He was appointed Chair of the 2002 National Association of RV Parks & Campgrounds State Presidents' meeting. Mr. Amian is a lifetime-designated Certified Park Operator.



CHARLES AMIAN
Operations Manager



ROBERT LACKEY
Facilities Manager

ROBERT LACKEY has held the position of Facilities Manager since June 1993. He was a self-employed building contractor for twenty-three years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Pismo Coast Village, Inc. operates as a 400 space recreational vehicle resort. The Corporation includes additional business operations to provide its users with a full range of services expected of a recreational resort. These services include a store, video arcade, Laundromat, recreational vehicle repair, RV parts shop and an RV storage operation.

The Corporation is authorized to issue 1,800 shares, of one class, all with equal voting rights and all being without par value. Transfers of shares are restricted by Company bylaws. One such restriction is that transferees must acquire shares with intent to hold the same for the purpose of enjoying camping rights and other benefits to which a shareholder is entitled. Each share of stock is intended to provide the shareholder with the opportunity for 45 days of free site use per year. However, if the Corporation is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

Management is charged with the task of developing sufficient funds to operate the Resort through site sales to general public guests by allocating a minimum of 175 sites to general public use and allocating a maximum of 225 sites for shareholder free use. The other service centers are expected to generate sufficient revenue to support themselves and/or produce a profit.

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, California tourism and weather conditions, dependence on existing management, leverage and debt service, the regulation of the recreational vehicle industry, domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

CURRENT OPERATING PLANS

The Board of Directors continues its previously established policy by adopting a stringent, conservative budget for Fiscal Year 2005, which projects a positive cash flow of approximately $1,006,486 from operations. While the Company projects a positive cash flow, this cannot be assured for Fiscal Year 2005.

Capital expenditures planned for 2005 include the continued enhancement of RV sites and services, development of a new RV storage property, expansion of the General Store, and the installation of a kitchen in the Clubhouse. These investments are projected to be approximately $570,000, some of which can be deferred, if necessary. These proposed capital improvements will be funded from cash from operations, from existing working capital, and, if necessary, from financing obtained by the Company. Thus, budgeted cash flow for the year is expected to be within the Company's capabilities based on its present working capital position.

FINANCIAL CONDITION

The business of the Company is seasonal and is concentrated on prime days of the year which are defined as follows: President's Day Weekend, Easter week, Memorial Day Weekend, summer vacation months, Labor Day, Thanksgiving Weekend, and Christmas vacation. There are no known trends which affect business or affect revenue.

The Company develops its income from two sources: (a) Resort Operations, consisting of revenues generated from RV site rentals, from RV storage space operations, and from lease revenues from Laundromat and arcade operations by third party lessees; and (b) Retail Operations, consisting of revenues from general store operations and from RV parts and service operations.

The Company completed its plan to aggressively reduce debt by eliminating, by early payoff, all outstanding loan balances in July 2000. With the purchase of a new storage property in February 2003, the Company obtained financing from a local institution. The Company continues its policy to adopt conservative budgets with managed capital outlays.

The Company has arranged a $500,000 line of credit that is currently not drawn on. The Company has no other liabilities to creditors other than current accounts payable arising from its normal day-to-day operations and advance Resort rental reservation deposits, none of which are in arrears.

The Company reached a settlement with the Internal Revenue Service in Fiscal Year 2003 regarding an audit of the 1999 tax return. As a result of the audit, incremental taxes were paid to total $117,600 federal liability and an additional $30,050 state liability for the years ended September 30, 2000 and 2001. The incremental taxes related to nondeductible variable costs associated with shareholder usage of the park. The impact of these nondeductible costs for the year ending September 30, 2003 is included in last year's provision for income taxes. Current and future impact of shareholder nondeductible variable costs will be based on a formula agreed to in the settlement of the audit.

LIQUIDITY

The Company's policy is to use its ability to generate operating cash flow to meet its expected future needs for internal growth. The Company has continued to maintain sufficient cash so as to not require the use of a short-term line of credit during the off-season period, and the Company expects to be able to do so (although no assurance of continued cash flow can be given).

Net cash provided by operating activities totaled $985,870 in 2004, compared to $412,650 in 2003. This increase is primarily a result of prepaid income taxes, depreciation, increase in rental deposits, and increase in operational expenses.

During Fiscal Year 2004, cash investments of $254,817 included complete renovation of twenty-seven RV sites, purchase of a new truck, road paving, and resort entrance enhancements. During Fiscal Year 2003, cash investments of $989,636 included a down payment of a new RV storage property, construction of two new restroom/shower facilities, complete renovation of thirty-six RV sites, purchase of a new trailer tow truck, addition to the corporate office building, and the installation of an RV storage security system.

The Company has continued to maintain sufficient cash from operations to not require the addition of long-term debt. However, with the purchase of the new RV storage property in February 2003, long-term financing was acquired from a lending institution. With the possibility of requiring additional funds for planned capital improvements and the winter season, the Company established a $500,000 Line of Credit to insure funds will be available if required. In anticipation of future large projects, the Board of Directors has instructed management to build operational cash balances.

Fiscal Year 2004's current ratio (current assets to current liabilities) of 2.27 increased from Fiscal Year 2003's current ratio of 1.89. The increase in current ratio is the result of increased cash and cash equivalents, increased investment in certificates of deposit, and decreased accounts payable and accrued liabilities.

Working Capital increased to $1,029,306 at the end of Fiscal Year 2004 compared with $555,787 at year end Fiscal Year 2003. This increase is a result of limited planned capital improvements in 2004 in preparation for capital projects in 2005.

CAPITAL RESOURCES AND PLANNED EXPENDITURES

The Company plans capital expenditures of $570,000 in Fiscal Year 2005 to further enhance the resort facilities and services, develop a new RV storage facility, renovate fifty-nine campsites, expand the General Store, and install a kitchen in the Clubhouse. Funding for these projects is expected to be from normal operating cash flows and, if necessary, supplemented with outside financing. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

RESULTS OF OPERATIONS

YEAR TO YEAR COMPARISON

INCOME: Increased over the prior fiscal year ended September 30, 2003, by $275,154 or 7.0%.

INCOME BY SEGMENT

	2004	2003
OCCUPANCY		
% of Shareholder Site Use	23.9%	23.2%
% of Paid Site Rental	48.8%	46.9%
% Total Site Occupancy	72.7%	70.2%
% of Storage Rental	99.7%	99.5%
Average Paid Site	$34.69	$32.66
RESORT OPERATIONS		
Site Rental	$2,472,438	$2,237,783
Storage Operations	$663,751	$643,233
Support Operations	$157,283	$189,756
Total	$3,293,472	$3,070,772
OTHER INCOME	-0-	-0-
RETAIL OPERATIONS		
Store	$585,283	$531,418
RV Repair/Parts store	$320,146	$321,557
Total	$905,429	$852,975
INTEREST INCOME	$8,248	$12,797
TOTAL INCOME	$4,207,149	$3,936,544

Occupancy rates on the previous table are calculated based on the quantity occupied as compared to the total sites available for occupancy (i.e., total occupied to number of total available). Average paid site is based on site revenue and paid sites. Resort support operations include revenues received from the arcade, Laundromat, recreational activities, and other less significant sources.

2004 COMPARED WITH 2003

Resort operations income increased $222,700, or 7.2%, primarily due to a $234,655, or 10.5%, increase in site revenue. Also, the Resort realized an increase of $20,518, or 3.2%, in RV storage and spotting activity. Occupancy projections continue to look strong as the local region enjoys mild weather and an ongoing positive trend of outdoor recreation and camping.

Retail operations income increased $52,454, or 6.1%, due to a $53,865, or 10.1%, increase in General Store sales. These increases are a result of management's continuing program to increase retail, from increased occupancy, efforts to stock more appropriate items, more effectively merchandise, and pay greater attention to customer service.

Interest Income decreased 35.5% as a result of current financial institution trends of minimal interest rates. While it is recognized 2004 cash reserves increased above Fiscal Year 2003 levels, low interest rates negatively impacted interest income. These reserves are maintained in preparation for capital expenditure projects to improve the Resort's facilities and services.

Operating Expenses increased $80,005, or 2.9%, as a result of electricity, payroll, and payroll-related expenses such as health insurance and workers' compensation. Maintaining the conservative approach, most expense items were managed well below Plan and in many categories below the previous year. The Board of Directors has directed management to continue maintenance projects as needed to provide a first class resort for campers using recreational vehicles.

Depreciation Expense increased 11.0% due to the purchase of equipment, property improvements, and the elimination of assets deemed to no longer have a useful life.

Interest Expense increased from $31,777 in Fiscal Year 2003 to $34,552 in 2004 due to financing the purchase of the new RV storage property.

Loss on Disposal of Fixed Assets for 2004 of $16,181 represents the reclassification of certain assets determined to no longer have a useful life.

Income before provision for taxes on income of $450,706, a 48.7% increase above last year, is reflective of the Company's current pricing policies and continuing efforts to maximize resort services and value. This figure also represents management's effort to control expenses.

Net income increased by $250,674 over a net loss of $17,468 the previous year. This increase in net income is a reflection of positive business performance in 2004 compared to the substantial incremental federal and state taxes paid as a result of the Internal Revenue Service tax audit settlement in 2003. The loss of $17,468 for Fiscal Year 2003 is the first negative net income for the Company in fourteen years.

INFLATION has not had a significant impact on our profit position. The Company has increased rates which have more than compensated for the rate of inflation.

FUTURE OPERATING RESULTS could be unfavorably impacted to the extent that changing prices result in lower discretionary income for customers and/or increased transportation costs to the Resort. In addition, increasing prices affects operations and liquidity by raising the replacement cost of property and equipment.

MARKET FOR COMMON STOCK

Common stock of the Corporation is not listed through an exchange or quoted on NASDAQ or any other national quotation system. While Pismo Coast Investments, a licensed broker/dealer located at 165 South Dolliver Street, Pismo Beach, California 93449, assists shareholders by processing trades and occasionally taking positions in the Company's stock for its own account, that firm does not technically make a market in the stock, as that term is commonly understood in the securities industry. Thus, there is no true "public market" for the stock of the Company. However, through the last fiscal year the sales prices of transactions informally reported to the Company ranged from a low selling price of $17,000 to a high selling price of $22,000, with an average selling price of $18,915.25. Stock trades are reported to the Company through the licensed broker/dealer or private parties processing transfers as appropriate. The Board must act to approve all trades, which if approved, are then forwarded to the official transfer agent. No dividends were paid on common stock for Fiscal Year 2004.

(a.) The approximate number of holders of the Company's common stock on September 30, 2004 was 1,542.

(b.) The Company has paid no dividends since it was organized in 1975, and although there is no legal restriction impairing the right of the Company to pay dividends, the Company does not intend to pay dividends in the foreseeable future. The Company selects to invest its available working capital to enhance the Resort facilities.

(c.) The Company entered into an agreement with Ms. Jeanne Sousa, a California Corporations Licensed Broker, for the lease of a 200 square foot building at the Resort from which she conducts sales activities in the Company's stock. The term of the initial lease was for three years commencing on January 1, 2001, and was renewed for another three-year term on November 24, 2003. Termination or cancellation may be made by either Lessor or Lessee by giving the other party sixty days written notice.

U. S. Stock Transfer Corporation, located at 1745 Gardena Avenue, Glendale, California 91204-2991, is the official transfer agent of Pismo Coast Village, Inc.

Shareholders wishing to receive a copy of the Corporation's Annual Report to the Securities Exchange Commission on Form 10-KSB may do so, without charge, by writing to Jay Jamison, General Manager, at the Corporate address listed on the cover of this report.

DIRECTORS AND OFFICERS OF THE CORPORATION

HOWARD ALLARD, Director. Retired.

LOUIS BENEDICT, Director. Retired.

NANCY BRADY, Director. Retired.

KURT BRITTAIN, Director and Vice President - Secretary. Retired.

HARRY BUCHAKLIAN, Director. Retired.

J. RUSSELL CARLSON, Director. Retired. Mr. Carlson resigned from the Board in November 2004.

DOUGLAS EUDALY, Director. Retired.

ED FIGUEROA, Director. Mr. Figueroa is the owner/manager of Jack's Refrigeration, Inc., a company specializing in custom residential and design-built commercial heating and air-conditioning systems.

WILLIAM FISCHER, Director. Retired.

NORMAN GOULD, Director. Retired.

R. ELAINE HARRIS, Director. Retired.

GLENN HICKMAN, Director and Executive Vice President. Retired.

TERRIS HUGHES, Director. Mr. Hughes is an Internal Consultant for Aera Energy LLC, an oil industry company formed by Mobil Oil Corporation and Shell Oil Company.

RONALD NUNLIST, Director and Vice President - Policy. Retired.

JERALD PETTIBONE, Director and President. Retired.

GARY WILLEMS, Director. Mr. Willems is a music teacher and the Director of Bands at Reedley High School.

JACK WILLIAMS, Director, Vice President - Finance, and Chief Financial Officer. Mr. Williams owns and operates a CPA practice.

CHARLES ZAHKA, Director. Mr. Zahka is a self-employed management consultant.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and General Manager.

DESCRIPTION OF BUSINESS

The Company is engaged in only one business, namely, the ownership and operation of the recreational vehicle resort with recreational vehicle storage lots and a repair and service facility. Accordingly, all of the revenues, operating profit (loss) and identifiable assets of the Company are attributable to a single industry segment. The Company engages in no foreign operations and derives no revenues or income from export sales.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Pismo Coast Village, Inc.
Pismo Beach, California 93449

We have audited the accompanying balance sheets of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2004 and 2003, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

GLENN, BURDETTE, PHILLIPS & BRYSON

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
1150 Palm Street
San Luis Obispo, CA 93401

October 27, 2004

PISMO COAST VILLAGE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$1,531,424	$ 905,110
Investment in certificate of deposit	98,921	1,109
Accounts receivable	10,478	8,410
Inventory	97,080	88,175
Current deferred taxes	44,600	34,200
Prepaid income taxes		94,200
Prepaid expenses	54,032	49,044
Total current assets	1,836,535	1,180,248
Pismo Coast Village Recreational Vehicle Resort and Related Assets - net	6,750,139	6,916,410
Other Assets	18,961	17,756
Total Assets	$8,605,635	$8,114,414
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$73,690	$96,040
Accrued salaries and vacation	110,791	94,296
Rental deposits	576,097	427,000
Income taxes payable	37,400	
Current portion of long-term debt	9,251	7,125
Total current liabilities	807,229	624,461
Long-Term Liabilities		
Long-term deferred taxes	278,200	193,900
N/P Santa Lucia Bank	480,657	489,710
Total liabilities	1,566,086	1,308,071
Stockholders' Equity		
Common stock - no par value, issued and outstanding 1,800 shares	5,647,708	5,647,708
Retained earnings	1,391,841	1,158,635
Total stockholders' equity	7,039,549	6,806,343
Total Liabilities and Stockholders' Equity	$8,605,635	$8,114,414

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Income		
Resort operations	$3,293,472	$3,070,772
Retail operations	905,429	852,975
Total income	4,198,901	3,923,747
Costs and Expenses		
Operating expenses	2,854,479	2,774,474
Cost of goods sold	446,324	423,423
Depreciation	404,907	364,795
Total costs and expenses	3,705,710	3,562,692
Income from operations	493,191	361,055
Other Income (Expense)		
Interest income	8,248	12,797
Interest expense	(34,552)	(31,777)
Loss on sale of fixed assets	(16,181)	(38,993)
Total other income (expense)	(42,485)	(57,973)
Income Before Provision for Income Taxes	450,706	303,082
Income Tax Expense	217,500	320,550
Net Income (Loss)	233,206	(17,468)
Retained Earnings-Beginning of Year	1,158,635	1,176,103
Retained Earnings-End of Year	$1,391,841	$1,158,635
Net Income (Loss) Per Share	$129.56	$(9.70)

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities		
Net income (loss)	$ 233,206	$ (17,468)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	404,907	364,795
Deferred income tax	73,900	73,700
Loss on disposal of fixed assets	16,181	38,993
(Increase) decrease in accounts receivable	(2,068)	691
Increase in inventory	(8,905)	(6,590)
(Increase) decrease in prepaid expenses	(4,988)	(18,568)
Increase in prepaid income taxes	94,200	(71,200)
Increase in other assets	(1,205)	(5,019)
Increase (decrease) in accounts payable and accrued liabilities	(22,350)	16,435
(Decrease) in accrued salaries and vacation	16,495	(6,209)
Increase in rental deposits	149,097	43,090
Decrease in income taxes payable	37,400	
Total adjustments	752,664	430,118
Net cash provided by operating activities	985,870	412,650
Cash Flows From Investing Activities		
Investment in certificate of deposit	(97,812)	(1,109)
Capital expenditures	(254,817)	(989,636)
Net cash used in investing activities	(352,629)	(990,745)
Cash Flows From Financing Activities		
Principal repayments of note payable	(6,927)	(3,165)
Net cash used in financing activities	(6,927)	(3,165)
Net (decrease) increase in cash and cash equivalents	626,314	(581,260)
Cash and Cash Equivalents - Beginning of Year	905,110	1,486,370
Cash and Cash Equivalents - End of Year	$1,531,424	$ 905,110
Schedule of Payments of Interest and Taxes		
Cash paid for income tax	$12,000	$ 341,050
Cash paid for interest	$34,552	$ 31,777

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003

Note 1 - Summary of Significant Accounting Policies

A. Nature of Business
Pismo Coast Village, Inc. (Company) is a recreational vehicle camping resort. Its business is seasonal in nature and historically the fourth quarter, the summer, is its busiest and generates the most revenue.

B. Inventory
Inventory has been valued at the lower of cost or market on a first-in, first-out basis. Inventory is comprised primarily of goods in the general store and RV shop.

C. Property and Equipment
Property and equipment are stated at cost. Normal, recurring, repair and maintenance costs are charged to expense as incurred. All major renovations, which will result in an extended productive life, are capitalized as park improvements or leasehold improvements. Depreciation of property and equipment is computed using an accelerated method based on the cost of the assets, less allowance for salvage value, where appropriate. Depreciation rates are based upon the following estimated useful lives:

Building and park improvements	5 to 40 years
Furniture, fixtures, equipment and leasehold improvements	3 to 31.5 years
Transportation equipment	5 to 10 years

D. Earnings Per Share
The earnings (losses) per share are based on the 1,800 shares issued and outstanding.

E. Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

F. Concentration of Credit Risk
At September 30, 2003, the Company had cash deposits in excess of the $100,000 federally insured limit with Santa Lucia Bank of $375,126. Santa Lucia Bank however has entered into a "contract for deposit of moneys" for $1,500,000 with the Company. This contract states that Santa Lucia Bank will keep as security for the Company's deposits up to $1,500,000 in U.S. Treasury securities with City National Bank of Beverly Hills. The Company receives statements monthly from City National Bank indicating the funds held in trust.

Note 1 - Summary of Significant Accounting Policies (Continued)

G. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

H. Revenue and Cost Recognition
The Company's revenue is recognized on the accrual basis as earned based on the date of stay. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

I. Advertising
The Company follows the policy of charging the costs of non-direct response advertising to expense as incurred. Advertising expense was $34,409 and $47,316 for the years ended September 30, 2004 and 2003, respectively.

Note 2 - Pismo Coast Village Recreational Vehicle Resort and Related Assets

At September 30, 2004 and 2003, property and equipment included the following:

	2004	2003
Land	$4,612,507	$4,612,507
Building and park improvements	6,884,659	6,802,315
Furniture, fixtures, equipment and leasehold improvements	329,026	267,662
Transportation equipment	391,111	443,476
Construction in progress	31,207	8,113
	12,248,510	12,134,073
Less: accumulated depreciation	(5,498,371)	(5,217,663)
	$6,750,139	$6,916,410

Note 3 - Line of Credit

The Company has a revolving line of credit for $500,000 with Santa Lucia Bank which expires March 2005. The interest rate is variable at one percent over West Coast Prime with an initial rate of 5.0 percent and an interest rate of 5.0 percent at September 30, 2004. The purpose of the line of credit is to augment operating cash needs in off-season months. There were no outstanding amounts as of September 30, 2004 or 2003.

Note 4 - Note Payable

The Company secured permanent financing on the purchase of storage lot land in Oceano with Santa Lucia Bank. The loan is for a term of ten years with a variable interest rate based on the West Coast Prime index plus 1% with a minimum rate of 7.5% and a maximum rate of 11%. The payments are $3,673 per month with the balance of the note due upon maturity in June 2013. The interest rate at September 30, 2003, was 7.5%.

Future principal payments on the note payable are as follows:

Year Ending September 30,	
2005	$ 9,251
2006	8,308
2007	8,953
2008	9,648
2009	10,397
Thereafter	443,351
	$489,908

Note 5 - Common Stock

Each share of stock is intended to provide the shareholder with a maximum free use of the park for 45 days per year. If the Company is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

A shareholder is entitled to a pro rata share of any dividends as well as a pro rata share of the assets of the Company in the event of its liquidation or sale. The shares are personal property and do not constitute an interest in real property. The ownership of a share does not entitle the owner to any interest in any particular site or camping period.

Note 6 - Income Taxes

The provision for income taxes consists of the following components:

	2004	2003
Current:		
Federal	$ 97,300	$ 66,200
State	46,300	33,000
Incremental federal tax due to resolution of tax audit		117,600
Incremental state tax due to resolution of federal tax audit		30,050
	143,600	246,850
Deferred:		
Federal	69,400	67,300
State	4,500	6,400
	$217,500	$320,550

The deferred tax assets (liabilities) are comprised of the following:

	2004		2003	
	Current	Long-term	Current	Long-term
Deferred tax assets:				
Federal	$ 40,900	$	$ 31,400	$
State	3,700		2,800	
Deferred tax liabilities:				
Federal		(242,600)		(163,700)
State		(35,600)		(30,200)
	$ 44,600	$(278,200)	$ 34,200	$(193,900)

The deferred tax assets (liabilities) consist of the following temporary differences:

	2004	2003
Depreciation	$(278,200)	$(193,900)
Total gross deferred tax liabilities	(278,200)	193,900)
Vacation accrual	17,800	13,700
Federal benefit of state taxes	26,800	20,500
Total gross deferred tax assets	44,600	34,200
	$(233,600)	$(159,700)

Note 6 - Income Taxes (Continued)

The Company has not recorded a valuation allowance for deferred tax assets since the benefit is expected to be realized in the following year.

The effective income tax rate varies from the statutory federal income tax rate as follows:

	2004	2003
Statutory federal income tax rate	34.0%	34.0%
Increase (decrease):		
State income taxes, net of federal benefit	7.5	8.6
Effect of graduated tax rates		(2.0)
Nondeductible variable costs of shareholder usage	9.2	13.5
Incremental tax due to resolution of tax audit		48.9
Benefit from additional depreciation on prior year tax return	(2.4)	
Miscellaneous		3.0
Effective Income Tax Rate	48.3%	106.0%

The Company recorded incremental tax expenses during the year ended September 30, 2003, related to (1) the resolution of an IRS audit for the years ending September 30, 2000 and 2001, (2) amended state tax returns for the years ending September 30, 2000 and 2001, and (3) additional amounts paid with the federal and state income tax returns for the year ending September 30, 2002. The incremental taxes related to nondeductible variable costs associated with shareholder usage of the park. The impact of these nondeductible costs for the year ending September 30, 2003, is included in the current provision for income taxes.

Note 7 - Operating Expenses

Operating expenses for the years ended September 30, 2004 and 2003, consisted of the following:

	2004	2003
Administrative salaries	$ 312,824	$ 259,944
Advertising and promotion	34,409	47,316
Auto and truck expense	49,716	57,847
Bad debts	487	1,207
Contract services	119,859	148,433
Corporation expense	42,219	42,247
Custodial supplies	12,850	14,732
Direct labor	903,748	813,069
Employee travel and training	22,888	21,665
Equipment lease	4,846	3,679
Insurance	359,380	315,478
Miscellaneous	34,394	29,614
Office supplies and expense	49,689	38,171
Payroll tax expense	112,159	91,602
Professional services	45,192	71,713
Property taxes	49,709	52,494
Recreational supplies	8,184	7,109
Rent - storage lots	71,633	69,705
Repairs and maintenance	119,704	112,522
Retail operating supplies	5,040	5,095
Security	35,454	119,803
Service charges	82,332	73,641
Taxes and licenses	7,410	8,691
Telephone	30,848	32,037
Uniforms	14,885	14,826
Utilities	324,620	321,834
Total Operating Expenses	$2,854,479	$2,774,474

Note 8 - Operating Leases

The Company leases two pieces of property to use as storage lots. One is leased under a cancelable month-to-month lease. The other was renewed effective January 2001, for five years with an option to extend for an additional five years. Monthly lease payments are currently $2,605 and are increased annually based on the Consumer Price Index.

The Company also leases an ATM machine for the public's use in the General Store. Lease payments on the ATM machine are $152 per month through May 2006.

Future minimum lease payments under the second property lease and the obligation to lease equipment are as follows:

Year Ended September 30,	
2005	$32,468
2006	8,878
	$41,346

Rent expense under these agreements was $73,506 and $69,705 for the years ended September 30, 2004 and 2003, respectively.

Note 9 - Employee Retirement Plans

The Company is the sponsor of a 401(k) profit-sharing pension plan, which covers substantially all full-time employees. Employer contributions are discretionary and are determined on an annual basis. The contribution to the pension plan, which is reported under direct labor, for the years ended September 30, 2004 and 2003, is $10,849 and $10,562, respectively.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Board of Directors
Pismo Coast Village, Inc.
Pismo Beach, California 93449

Our report on our audits of the basic financial statements of Pismo Coast Village, Inc. as of September 30, 2004 and 2003, appears on page 3. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of operations (unaudited) for the three months ended September 30, 2004 and 2003, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and, accordingly we express no opinion on it.

GLENN, BURDETTE, PHILLIPS & BRYSON

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation
1150 Palm Street
San Luis Obispo, CA 93401

October 27, 2004

PISMO COAST VILLAGE, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Income		
Resort operations	$1,157,402	$1,095,770
Retail operations	325,032	311,341
Total income	1,482,434	1,407,111
Costs and Expenses		
Operating expenses	815,306	771,920
Cost of goods sold	159,738	151,358
Depreciation	100,877	95,449
Total costs and expenses	1,075,921	1,018,727
Income from operations	406,513	388,384
Other Income (Expense)		
Interest income	2,056	2,267
Interest expense	(8,485)	(13,440)
Loss on sale of fixed assets	(16,181)	(38,993)
Total other income (expense)	(22,610)	(50,166)
Income Before Provision For Income Taxes	383,903	338,218
Provision for Tax Expense	185,300	192,266
Net Income	$ 198,603	$ 145,952
Earnings Per Share	$ 110.34	$ 81.08